Exhibit 99.1

News Release

February 13, 2025

TELUS reports robust operational and financial results for fourth quarter 2024; announces 2025 financial targets

Industry-leading total Mobile and Fixed customer growth of 328,000 in the fourth quarter, driven by strong demand for our leading portfolio of bundled services across Mobility and Fixed in combination with TELUS’ leading and pervasive broadband networks

Strong customer growth includes Mobile Phone and Connected Device net additions of 70,000 and 194,000, respectively, alongside industry-leading Fixed customer net additions of 64,000, including 37,000 internet customer additions

Mobility and Fixed customer additions of 1,216,000 for the full year, representing the third consecutive year of net additions above the one million threshold

TTech Operating Revenues higher by 4.1 per cent and strong TTech Adjusted EBITDA growth 7.0 per cent in the fourth quarter, reflecting important cost-to-serve efficiency improvements yielding higher margin per user, gains from real estate and copper monetization, in addition to continued double digit momentum in health EBITDA contribution growth

For the full year, TTech Operating Revenue higher by 1.8 per cent, TTech Adjusted EBITDA increased 5.5 per cent achieving low end of target range alongside margin expansion of 110 basis points to 38.2 per cent; Consolidated Free Cash Flow of approximately $2.0 billion, up 12 per cent over prior year

Targeting 2025 TTech Operating Revenues and Adjusted EBITDA to increase by circa 2 to 4 per cent and circa 3 to 5 per cent, respectively; Consolidated Capital Expenditures excluding real estate of approximately $2.5 billion; Consolidated Free Cash Flow of approximately $2.15 billion in 2025, supporting balance sheet strength and continued deleveraging along with our industry-leading dividend growth program

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Vancouver, B.C. – TELUS Corporation today released its unaudited results for the fourth quarter of 2024. Consolidated operating revenues and other income increased by 3.5 per cent over the same period a year ago to $5.4 billion. This growth was driven by higher service revenue and higher other income from real estate and copper monetization in our TELUS technology solutions (TTech) segment, offset by lower service revenue in our TELUS digital experience segment (TELUS Digital).

Within TTech, higher revenue from the expansion of mobile, residential internet, TV and security subscribers, health services, agriculture and consumer goods services, were partially offset by rate reductions in mobile network, lower fixed legacy voice and TV services revenues due to technological substitution. The decline in TELUS Digital operating revenues were from lower external revenues reflecting reduced revenue from certain technology and eCommerce clients, partially offset by the favourable foreign currency impact. See Fourth Quarter 2024 Operating Highlights within this news release for a discussion on TTech and TELUS Digital results.

“In the fourth quarter, our team’s relentless pursuit of operational excellence continued to differentiate the TELUS organization, driving significant customer growth and robust financial results,” said Darren Entwistle, President and CEO. “Through our premier asset portfolio and unwavering commitment to cost efficiency, we delivered strong profitable growth to close out 2024 - momentum we intend to build upon in 2025. Our focus on margin-accretive customer expansion, globally leading broadband networks, and a customer-centric culture enabled us to achieve industry-best total customer net additions in the fourth quarter of 328,000, with 70,000 mobile phone customer additions, 194,000 connected devices, and 64,000 fixed net additions. Furthermore, this growth culminated in our third consecutive year of surpassing one million mobility and fixed customer additions, with a total of more than 1.2 million new customer additions. This performance is a testament to our unmatched bundled product offerings across Mobile and Home, powered by our PureFibre and wireless broadband networks. Indeed, our team’s passion for delivering customer service excellence contributed to continued strong loyalty across our key product lines, once again this quarter. Notably, postpaid mobile phone churn of 0.99 per cent for the full year marks the eleventh consecutive year at less than one per cent.”

“Within our global data businesses, our team is delivering strong results. In TELUS Health, our team achieved accelerated revenue growth in the fourth quarter of 10 per cent, fueled by strategic investments with strong execution in acquisitions, products, sales, and distribution channels. We also saw a 20 per cent Adjusted EBITDA contribution growth, driven by increased revenue and a focus on cost controls leveraging both technology and synergy enablers. Since acquiring LifeWorks, we have achieved $355 million in combined annualized synergies, inclusive of $294 million in cost synergies and $61 million in cross-selling, and we remain on track to deliver our stated goal of $427 million by year end 2025. Additionally, we drove a 9.6 per cent year-over-year increase in global lives covered to over 76 million. TELUS Agriculture & Consumer Goods demonstrated robust performance, with revenue increasing by 16 per cent, supported by increasing profitability and margin contributions. These results underscore our commitment to leveraging our unique global businesses to maximize shareholder value and progress our leadership in social capitalism, and we look forward to continuing the momentum in these businesses in 2025 and beyond.”

Darren further commented, “Our strategic investments in our leading broadband network, particularly in our highly valuable fibre and wireless assets, underpin the continued advancement of our financial and operational performance. These investments enable consistent, long-term profitable growth, supported by our unique asset base, customer experience leadership, and world-leading networks. This gives us confidence in the robust outlook for our business and our ability to deliver on the annual targets for 2025 that we announced today. These targets include TTech Operating Revenue and Adjusted EBITDA growth of up to 4 per cent and 5 per cent, respectively; Consolidated Free Cash Flow of approximately $2.15 billion; supported by moderating Consolidated Capital Expenditures of approximately $2.5 billion. Our team’s exceptional skill and execution excellence, alongside our attractive Free Cash Growth outlook, underpin our sustainable multi-year dividend growth program, now in its fifteenth year. This is buttressed by one of the lowest industry capital intensity ratios globally, alongside compelling monetization opportunities that we anticipate supporting meaningful deleveraging, also a key area of focus for 2025 and beyond. Indeed, we are targeting to achieve a net debt to EBITDA ratio of approximately 3-times in 2027, in conjunction with the contemporaneous removal of the discounted dividend re-investment plan, preceded by a ratcheting down of the plan in 2026. In May, per our established cycle, we will provide an update on our dividend growth program for 2026 through 2028 and, more generally, for the return of capital to shareholders.”

“Our TELUS team is equally committed to driving positive social outcomes in our communities,” continued Darren. “Demonstrating our passion for making the future friendly, our TELUS team members and retirees volunteered 1.5 million hours, globally, in 2024, marking our eighth consecutive year surpassing one million volunteer hours and making 2024 our most giving year ever. Since 2000, our TELUS family has volunteered 2.4 million days of giving – more than any other company in the world.”

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Doug French, Executive Vice-president and CFO, said, “Our fourth quarter results underscore our consistent operational execution amidst a dynamic environment. We achieved TTech operating revenue growth of 4.1 per cent driven by mobile equipment and fixed data revenue growth, as well as strong financial contributions from our health and agriculture and consumer goods lines of service. Notably, TTech Adjusted EBITDA increased by 7 per cent in the fourth quarter, and for the full year, TTech Adjusted EBITDA growth was 5.5 per cent, achieving the low end of our full year target, demonstrating our unparalleled track record of execution excellence. This growth was driven by our consistent emphasis on profitable customer growth, the benefits from our ongoing focus on cost efficiency and effectiveness, gains from our real estate and copper monetization program, as well as increasing margin contribution from TELUS Health and TELUS Agriculture & Consumer Goods. Free cash flow of approximately $2.0 billion was slightly below our updated full year target from the effects of contract asset and device financing, associated with our strong growth in contracted volumes, and increased restructuring payments. This was partially offset by lower capital expenditures, which came in below our full year target."

"Our financial and balance sheet position remains healthy as we begin 2025. At the end of the fourth quarter, we had approximately $2.9 billion of available liquidity, an average cost of long-term debt of 4.37 per cent, and an average term to maturity of long-term debt of more than 10 years. We expect our net debt to EBITDA ratio to improve in 2025, supported by sustainable EBITDA growth and prudent capital allocation initiatives.”

"For 2025, we are confident in driving strong, sustainable growth despite a competitive market, supported by our robust asset mix and resilient business strategy. We anticipate continued free cash flow expansion underpinned by strong EBITDA growth and stable capital expenditures as we drive towards the 10 per cent capital intensity level. Our asset monetization opportunities, including our ongoing real estate and copper initiatives, as well as other strategic levers, will support our deleveraging plans and ensures we remain well-equipped to deliver strong, sustainable growth well into the future," concluded Doug.

As compared to the same period a year ago, net income in the quarter of $320 million was up 3.2 per cent and Basic earnings per share (EPS) of $0.24 increased by 20 per cent. These increases were driven by the after-tax impacts of growth in operating income partially offset by an increase in financing costs, driven by the impact of unrealized changes in virtual power purchase agreements forward element and higher interest expense.

As it relates to EPS, the increase also reflects the effect of a higher number of Common shares outstanding. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $380 million increased by 11 per cent over the same period last year, while adjusted basic EPS of $0.25 was up 4.2 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 3.7 per cent to approximately $1.8 billion and reflects lower restructuring and other costs, primarily related to significant investments in cost efficiency and effectiveness programs, inclusive of real estate rationalization. Adjusted EBITDA decreased modestly by 0.6 per cent to more than $1.8 billion and reflects: (i) mobile, residential internet, security, and TV subscriber growth (excluding the first quarter 2024 Pik TV subscriber base adjustment); (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in administrative and marketing costs; (iii) higher gains on real estate and increases in reversals of business combination-related provision; (iv) higher health services margin; and (v) higher agriculture and consumer goods margins. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) declining fixed legacy voice and TV margins; (iii) an increase in bad debt expense; (iv) higher network operations costs; (v) increased costs of subscription-based licences and cloud usage; and (vi) lower TELUS Digital Adjusted EBITDA driven in part by higher investments in corporate initiatives such as expansion of its commercial sales team and operational effectiveness programs.

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In the fourth quarter of 2024, we added 328,000 net customer additions, down 76,000 over the same period last year, and inclusive of 70,000 mobile phones and 194,000 connected devices, in addition to 37,000 internet, 27,000 TV and 10,000 security customer connections. This was partly offset by residential voice losses of 10,000. Our total TTech subscriber base of 20.2 million is up 5.9 per cent over the last twelve months, reflecting a 3.5 per cent increase in our mobile phones subscriber base to over 10.1 million and a 20 per cent increase in our connected devices subscriber base to over 3.7 million. Additionally, our internet connections grew by 5.1 per cent over the last twelve months to approximately 2.8 million customer connections, our TV customer base stands at approximately 1.4 million customer connections, and our security subscriber base increased by 6.1 per cent to more than 1.1 million customer connections. Our residential voice subscriber base declined slightly by 3.3 per cent to more than 1.0 million.

In health services, as of the end of the fourth quarter of 2024, virtual care members were 6.5 million and healthcare lives covered were 76.2 million, up 16 per cent and 9.6 per cent over the past twelve months, respectively. Digital health transactions in the fourth quarter of 2024 were 169.8 million, up 7.5 per cent over the fourth quarter of 2023.

Cash provided by operating activities of $1.1 billion decreased by 18 per cent in the fourth quarter of 2024, primarily driven by other working capital changes and an increase in income taxes paid, net, partially offset by increased EBITDA.

Free cash flow of $534 million decreased by 10 per cent compared to the same period a year ago, reflecting the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment device financing program, increased income taxes paid, and increased interest paid. These factors were partly offset by lower capital expenditures.

Consolidated capital expenditures of $551 million, increased by $18 million or 3.4 per cent in the fourth quarter of 2024. The increase primarily reflects TTech real estate development capital expenditures of $128 million, which increased by $81 million in the fourth quarter of 2024. This was partially offset by TTech operations, which drove a $58 million decrease in the fourth quarter of 2024, primarily as a result of the planned slowdown of our fibre and wireless network builds. TELUS Digital capital expenditures increased by $11 million in the fourth quarter of 2024, primarily driven by increased spend in the development and enablement of Fuel iXTM and AI platforms and customer experience facilities expansion.

As at December 31, 2024, our 5G network covered approximately 32.3 million Canadians, representing over 87 per cent of the population.

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Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended December 31		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	5,331	5,156	3.4
Operating revenues and other income	5,381	5,198	3.5
Total operating expenses	4,622	4,534	1.9
Net income	320	310	3.2
Net income attributable to common shares	358	288	24.3
Adjusted Net income(1)	380	341	11.4
Basic EPS ($)	0.24	0.20	20.0
Adjusted basic EPS(1) ($)	0.25	0.24	4.2
EBITDA(1)	1,770	1,705	3.7
Adjusted EBITDA(1)	1,838	1,847	(0.6)
Capital expenditures(2)	551	533	3.4
Cash provided by operating activities	1,077	1,314	(18.0)
Free cash flow(1)	534	595	(10.3)
Total telecom subscriber connections(3) (thousands)	20,175	19,056	5.9
Healthcare lives covered (millions)	76.2	69.5	9.6

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 of the consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers, as we have ceased marketing our Pik TV® product.

Fourth Quarter 2024 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) increased by $180 million or 4.1 per cent in the fourth quarter of 2024, primarily reflecting increases in mobile equipment and other service revenues, fixed data services revenues, fixed equipment and other service revenues, health services and agriculture and consumer goods services, as described below. Decreases in fixed voice services revenues and mobile network revenue were partial offsets.

•	TTech EBITDA increased by $194 million or 13 per cent in the fourth quarter of 2024, while TTech Adjusted EBITDA increased by $113 million or 7.0 per cent, reflecting: (i) mobile, residential internet, security, and TV subscriber growth (excluding the first quarter 2024 Pik TV subscriber base adjustment); (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reduction in administrative and marketing costs; (iii) higher gains on real estate projects; (iv) higher health services margin; and (v) higher agriculture and consumer goods margins. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) higher bad debt expense; (iii) declining fixed legacy voice and TV margins; (iv) lower mobile equipment margins; (v) higher network operations costs; and (vi) increased subscription-based licences and cloud usage costs.

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Mobile products and services

•	Mobile network revenue decreased by $1 million or 0.1 per cent in the fourth quarter of 2024, largely due to lower mobile phone ARPU, offset by growth in our mobile phone subscriber base and an increase in IoT connections.

•	Mobile equipment and other service revenues increased by $79 million or 11 per cent in the fourth quarter of 2024, due to higher contracted volumes attributable to aggressive promotional activity during the fourth quarter and the impact of higher-value smartphones in the sales mix.

•	TTech mobile products and services direct contribution decreased by $34 million or 2.2 per cent in the fourth quarter of 2024, largely reflecting the impact of lower mobile phone ARPU, higher amortization of deferred commissions attributable to growth in retail traffic in the fourth quarter and prior periods, and lower mobile equipment margin from increased discounting, despite higher contracted volume. These factors were partly offset by mobile phone subscriber growth.

•	Mobile phone ARPU was $58.05 in the fourth quarter of 2024, reflecting a decrease of $2.15 or 3.6 per cent, attributable to the adoption of base rate plans with lower prices in response to more intense marketing and promotional price competition targeting both new and existing customers, and a decline in overage and roaming revenues, partly offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico and lower data overage fees, respectively.

•	Mobile phone gross additions were 523,000 in the fourth quarter of 2024, reflecting a decrease of 22,000, driven by decelerating growth in the Canadian population and a greater emphasis on premium and profitable loading, partly offset by our shift to digital loading. The deceleration in immigration growth, observed later in 2024, is limiting our ability to add to our subscriber base.

•	Mobile phone net additions were 70,000 in the fourth quarter of 2024, reflecting a decrease of 56,000, driven by a higher mobile phone churn rate and lower mobile phone gross additions.

•	Our mobile phone churn rate was 1.50 per cent in the fourth quarter of 2024, compared to 1.44 per cent in the fourth quarter of 2023, largely as a result of customer switching decisions in response to more intense marketing and promotional price competition, in addition to an increase in the adoption of BYOD plans. These factors have been partly mitigated by our continued focus on customer retention and our industry-leading service and network quality, along with successful promotions and bundled offerings.

•	Connected device net additions were 194,000 in the fourth quarter of 2024, and were largely comparable to the 203,000 net additions in the prior year.

Fixed products and services

•	Fixed data services revenues increased by $40 million or 3.5 per cent in the fourth quarter of 2024, driven by growth in our internet, security and TV subscriber bases. These factors were partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.

•	Fixed voice services revenues decreased by $15 million or 8.0 per cent in the fourth quarter of 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings and our retention efforts.

•	Fixed equipment and other service revenues increased by $18 million or 17 per cent in the fourth quarter of 2024, largely due to higher one-time business sales.

•	TTech fixed products and services direct contribution increased by $65 million or 5.0 per cent in the fourth quarter of 2024, primarily driven by continued internet and security subscriber growth, growth in health services revenue, and increased agriculture and consumer goods revenues. These were partly offset by declines in legacy voice and TV margins attributable to technological substitution.

•	Internet net additions were 37,000 in the fourth quarter of 2024, reflecting an increase of 1,000, attributable to driving strong gross additions through robust sales strategies and the strength of our fibre optic offering. These factors were partially offset by a slightly elevated churn rate.

•	TV net additions were 27,000 in the fourth quarter of 2024, reflecting an increase of 4,000, attributable to our diverse offerings, which address the changing needs and preferences of consumers, partially offset by a higher churn rate due to the same factors also impacting internet net additions.

•	Security net additions were 10,000 in the fourth quarter of 2024, reflecting a decrease of 13,000, primarily due to a higher churn rate related to an increased mix of self-monitored plans in our subscriber base and modestly lower gross additions.

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•	Residential voice net losses were 10,000 in the fourth quarter of 2024, reflecting an increase of 3,000 losses. Our bundled product and lower-priced offerings have been successful in mitigating losses and minimizing substitution to mobile and internet-based services.

Health services

•	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

•	Health services revenues increased by $43 million or 10 per cent in the fourth quarter of 2024, primarily driven by business acquisitions related to employee and family assistance programs and organic growth, virtual pharmacy sales, and an increase in the demand for health benefits management services and retirement benefits solutions.

•	At the end of the fourth quarter of 2024, 6.5 million members were enrolled in our virtual care services, an increase of 0.9 million over the past 12 months, attributable to the ongoing adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

•	At the end of the fourth quarter of 2024, our healthcare programs covered 76.2 million lives, an increase of 6.7 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs by both new and existing clients across all of our operating regions, in addition to continued demand for virtual solutions.

•	Digital health transactions were 169.8 million in the fourth quarter of 2024, reflecting an increase of 11.9 million, largely driven by growth in the paid exchange of healthcare data between our health benefits management system and care providers.

Agriculture and consumer goods services

•	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.

•	Agriculture and consumer goods services revenues increased by $16 million or 16 per cent, primarily attributable to business acquisitions and improving organic growth in consumer goods services. These factors were partially offset by a higher agriculture customer churn rate due to competitive pressures.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) decreased by $5 million or 0.7 per cent in the fourth quarter of 2024, due to lower revenue from certain technology and eCommerce clients, partially offset by the favourable foreign currency impact. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

•	TELUS Digital operating revenues increased by $27 million or 2.9 per cent in the fourth quarter of 2024 as described below.

○	Revenue from our tech and games industry vertical increased by $6 million or 1.5 per cent in the fourth quarter of 2024, due to a favourable foreign currency impact, despite lower volumes, partially offset by growth from new and existing clients.

○	Revenue from our communications and media industry vertical increased by $5 million or 2.0 per cent in the fourth quarter of 2024, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.

○	Revenue from our eCommerce and fintech industry vertical decreased by $6 million or 6.3 per cent in the fourth quarter of 2024, due to a decline in service volumes from certain clients.

○	Revenue from our healthcare industry vertical increased by $4 million or 6.7 per cent in the fourth quarter of 2024, primarily due to additional services provided to the healthcare business unit of the TTech segment.

○	Revenue from our banking, financial services and insurance industry vertical increased by $11 million or 24 per cent in the fourth quarter of 2024, due to growth from certain Canadian-based banks and smaller regional financial services firms in North America.

○	All other verticals increased by $7 million or 7.5 per cent in the fourth quarter of 2024, due to seasonality and higher service volume demand from certain clients in the travel and hospitality, and retail and consumer packaged goods industry verticals.

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•	TELUS Digital EBITDA decreased by $113 million or 47 per cent in the fourth quarter of 2024 while TELUS Digital Adjusted EBITDA decreased by $106 million or 42 per cent. The decrease in Adjusted EBITDA was primarily due to: (i) higher investments in strategic areas, including expansion of our commercial sales team, development and launch of new products and services, such as Fuel iX, and programs to enable operational efficiencies, which resulted in increases in salaries and benefits and goods and services purchased for the period; (ii) higher share-based compensation in the current period; (iii) prior period’s other income arising from business combination related provisions related to the WillowTree put revaluation; and (iv) certain non-recurring items, which benefited the fourth quarter in 2023.

TELUS sets 2025 financial targets

TELUS’ financial targets for 2025 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2024 annual MD&A. With these policies in mind, our financial targets for 2025 are presented below.

2025 targets
TTech Operating revenues(1)	Growth of 2 to 4%
TTech Adjusted EBITDA	Growth of 3 to 5%
Consolidated Free cash flow	Approximately $2.15 billion
Consolidated Capital expenditures(2)	Approximately $2.5 billion

(1)	For 2025, we are guiding on TTech Operating revenues, which excludes other income. TTech Operating revenues for 2024 were $17,407 million.

(2)	Excludes $100 million targeted towards real estate development initiatives.

The preceding disclosure respecting TELUS’ 2025 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2024 annual MD&A filed on the date hereof on SEDAR+, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2025 in the 2024 annual MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2025 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4023 per share on the issued and outstanding Common Shares of the Company payable on April 1, 2025 to holders of record at the close of business on March 11, 2025. This quarterly dividend reflects an increase of 7.0 per cent from the $0.3761 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

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Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting approximately $2.3 billion in 2024 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted in excess of $38 billion in these taxes.

•	Investing approximately $2.6 billion in capital expenditures primarily in communities across Canada in 2024 and over $56 billion since 2000.

•	Disbursing spectrum renewal fees of more than $56 million to Innovation, Science and Economic Development Canada in 2024. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $46 billion.

•	Spending $9.9 billion in total operating expenses in 2024, including goods and services purchased of $6.7 billion. Since 2000, we have spent $169 billion and $114 billion, respectively, in these areas.

•	Generating a total team member payroll of $3.7 billion in 2024, including wages and other employee benefits, and payroll taxes of approximately $190 million. Since 2000, total team member payroll totals $65 billion.

•	Returning approximately $2.3 billion in 2024 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $27 billion to shareholders through our dividend and share purchase programs, including over $22 billion in dividends and $5.2 billion in share repurchases, representing approximately $18 per share.

Community Highlights

Empowering Canadians with Connectivity

●	Throughout 2024, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and the awareness of online safety knowledge. Since the launch of these programs, they have provided support for over 1.3 million Canadians.

○	During the year, we welcomed over 8,400 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 63,500 households, making low-cost high-speed internet available to 200,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the year, we added more than 9,500 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for over 61,800 people.

■	In May 2024, we expanded Mobility for Good to 800,000 eligible low-income families that are receiving the maximum Canada Child Benefit.

■	During the second quarter of 2024, we expanded the Mobility for Good for Indigenous Women at Risk program to include the province of Quebec, in partnership with Quebec Native Women and Quebec First Nations Women’s Space. Since we launched Mobility for Good for Indigenous Women at Risk in 2021, we have provided support for over 4,200 individuals nationally.

○	Our Health for Good® mobile health clinics facilitated 60,000 patient visits during the year. Since the program’s inception in 2014, we have enabled 260,000 cumulative patient visits in 27 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

■	In September 2024, we raised our overall commitment to the TELUS Health for Good program to more than $16 million through 2027 and launched a new mobile health clinic, bringing primary care and harm reduction services directly to people experiencing homelessness across the B.C. Interior.

○	During the year, our Tech for Good® program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for more than 3,800 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for over 12,600 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

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○	During 2024, 120,300 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve their digital literacy and awareness of online safety, bringing the total cumulative number of participants to over 800,000 since the program launched in 2013.

Giving Back to Our Communities

●	Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six internationally. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported 34.5 million youth in need across Canada, and around the world, by granting more than $135 million in cash donations to 10,600 charitable initiatives.

○	During the third quarter of 2024, we announced a major milestone in charitable giving in Canada, as the TELUS Community Board program reached a total of $100 million in donations to local charities across the country since inception in 2005.

●	Working in close partnership with the 13 TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During 2024, the Foundation provided support to 1.3 million youth by granting $10.8 million in cash donations and bursaries to more than 550 Canadian registered charities, community partners and projects. Since its inception in 2018, the Foundation has directed $57.6 million in cash donations to our communities and in bursary grants, helping 16.5 million youth reach their full potential.

○	In June 2024, the Foundation hosted its inaugural fundraising gala. More than 700 guests attended the event, which raised over $2.5 million to provide support to youth from underserved communities.

○	During the fourth quarter of 2024, the Foundation awarded $2.2 million in bursaries to more than 500 post-secondary students. This is an investment in the future, empowering the next generation of changemakers on their educational path. Since the program’s inception in 2023, the Foundation has awarded bursaries totalling over $4 million to more than 1,000 students across Canada. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

●	The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In 2024, the Fund allocated $350,000 in cash donations to Indigenous-led organizations across Canada. Since its inception in 2021, the Fund has distributed $935,000 in cash donations to 42 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.

●	In 2024, our global TELUS family volunteered 1.5 million hours for the second consecutive year, with more than one million hours volunteered in each of the past eight years

○	In May 2024, our 19th annual TELUS Days of Giving® inspired 83,000 TELUS team members, retirees, family and friends to volunteer across 33 countries in support of our local communities, overtaking the record set in the previous year and making this year our most giving year to date.

●	In August 2024, in support of the many people impacted by the wildfires in Jasper, Alberta, TELUS, our team members, customers and the Foundation have enabled more than $200,000 in cash donations and in-kind contributions. Our assistance included the distribution of disaster kits, deployment of our portable cell towers on wheels to ensure 9-1-1 access and partnership with the Red Cross to establish recovery centres.

Leading in ESG and Sustainability

●	Throughout 2024, we maintained our global leadership in sustainability, in line with our commitment to support a nature-positive future. Key milestones over the past year included:

○	Planting over eight million trees across more than 5,300 hectares of land through TELUS Environmental Solutions, a subsidiary that provides reforestation services and partners with like-minded organizations to offer a range of climate solutions that can have positive social and environmental impacts around the world. Over the past two decades, we have planted over 13 million trees across more than 8,600 hectares.

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○	Supporting the circular economy with our program of reusing, repairing and recycling wireless devices, which has diverted more than 15 million devices from landfills since 2005.

○	Reducing TELUS’ energy intensity by 57 per cent and GHG emissions by 51 per cent since 2010.

Investing in Social Impact

●	TELUS Pollinator Fund for Good® made multiple equity investments during 2024, including U.K.-based Waymap, a technology company offering an accessibility-first, highly accurate navigation app that works outdoors, indoors and even deep underground. During the second quarter of 2024, one of the Fund’s portfolio investments, Dryad Networks, a Germany-based company that offers Internet of Things (IoT) sensors for ultra-early wildfire detection within minutes, entered into a TELUS reseller agreement. Since it was established in 2020, the Fund has invested over $50 million in more than 30 socially innovative companies, with 39 per cent led by women and 45 per cent led by Indigenous or other racialized founders.

Global Awards and Third Party Recognition

●	During the year, we received recognition for our global leadership in social capitalism, including:

○	In January 2024, we were included in the Corporate Knights 2024 Global 100 Most Sustainable Corporations in the World – the 12th time we have been included since its inception in 2005.

○	In June 2024, we were recognized by TIME Magazine and Statista in their inaugural list of the World’s Most Sustainable Companies, placing 21st among 500 companies globally. We were named the most sustainable telecommunications company in Canada and the second most sustainable Canadian company overall, in recognition of more than 20 years of global leadership in corporate citizenship and philanthropy, innovation management, and environmental and social impact reporting.

○	In June 2024, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 18th time.

○	In October 2024, we were selected by March of Dimes Canada as the recipient of its Corporate Changemaker of the Year Award, in recognition of our efforts in support of equity and inclusion for people with disabilities.

○	At the World Sustainability Awards 2024 held in Amsterdam during the fourth quarter of 2024, we were recognized with the Sustainability Excellence Award for our global leadership and commitment to building a better, more sustainable future.

○	During the fourth quarter of 2024, we were named as one of Canada’s Most Responsible Companies 2025 by Newsweek and Statista, ranking in the top three and placing first in the media and telecommunication sector.

○	In December 2024, we were named to the Dow Jones Sustainability North America Index for the 24th consecutive year.

●	In April 2024, we were recognized as one of the top 10 most valuable brands in Canada for the third consecutive year, as well as the most valuable Canadian telecom brand. In its Canada 100 2024 Ranking report, Brand Finance valued our 2024 brand at $11.7 billion (US$8.6 billion), up more than 12 per cent year-over-year – our highest third-party brand valuation ever.

●	In January 2025, Brand Finance valued our brand at US$9.0 billion, up 4.6 per cent year-over-year, in its Global 500 2025 Ranking. This ranks us as the most valuable telecom brand in Canada, the eighth most valuable Canadian brand overall and the 15th most valuable telecom brand in the world.

●	In October 2024, Forbes named us one of its 2024 World’s Best Employers, the only Canadian telecommunications company included in this ranking.

○	In October 2024, we received a Response and Recovery Award from the Disaster Recovery Institute Canada (DRI) for crisis management during the 2024 Jasper wildfires. This was our third consecutive award, recognizing outstanding business continuity and disaster recovery, and our delivery of customer support and community service in a challenging situation.

●	In November 2024, we released our sixth annual Indigenous Reconciliation and Connectivity Report, with concrete examples of the ways our acts of reconciliation, in close partnership with Indigenous communities, are helping deliver sustained, positive social, cultural and economic outcomes that reach far beyond connectivity.

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●	We were recognized by Mediacorp Canada Inc. during 2024 as one of Canada’s Top Employers for Young People (2024) in January, one of Canada’s Best Diversity Employers (2024) in March and one of Canada’s Greenest Employers (2024) in April.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2024 conference call is scheduled for Thursday, February 13, 2025 at 12:30 pm ET (9:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until March 13, 2025 at 1-855-201-2300. Please quote conference access code 77442# and playback access code 77442#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our planned leverage ratio in 2027, our multi-year dividend growth program and our approach to reducing the discount offered under our dividend re-investment plan). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2025 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2024 annual Management’s discussion and analysis (MD&A).

Our assumptions in support of our 2025 outlook are generally based on industry analysis, including our estimates regarding economic and telecom industry growth, as well as our 2024 results and trends discussed in Section 5 in our 2024 annual MD&A. Our 2025 key assumptions are listed below and in Section 9.3 TELUS assumptions for 2025 in the 2024 annual MD&A:

•	Estimated economic growth rates in Canada, B.C., Alberta, Ontario and Quebec of 1.9%, 1.8%, 2.4%, 1.7% and 1.5%, respectively.

•	Estimated inflation rates in Canada, B.C., Alberta, Ontario and Quebec of 2.0%, 1.8%, 2.0%, 1.9% and 1.8%, respectively.

•	Estimated annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec of 6.6%, 6.0%, 7.0%, 7.1% and 5.8%, respectively.

•	Estimated annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec of 245,000 units, 47,000 units, 45,000 units, 81,000 units and 48,000 units, respectively.

•

Decelerated growth observed in immigration in the latter half of 2024 has slowed our ability to grow our subscriber base more than anticipated and may continue into 2025. See Section 1.2 in our 2024 annual MD&A.

•	No announced material adverse regulatory rulings or government actions against TELUS.

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•	Participation in ISED’s auction in the mmWave band, if the auction commences in 2025.

•

Impacts on our international operations from the global macroeconomic environment and its effect on other national and local economies, as well as continued exchange rate volatility, which may have an impact on our outlook. Canadian dollar to U.S. dollar average exchange rate of C$1.40: US$1.00 (2024 actual – C$1.37: US$1:00); U.S. dollar to European euro average exchange rate of US$1.04: €1.00 (2024 actual – US$1.08: €1.00).

•	The potential imposition of U.S. trade tariffs may adversely impact the greater macroeconomic environment, our operations, and supply chain economics, including through foreign exchange and interest rate volatility, increased equipment costs and impacts on cross-border partnerships, which may lead to a reduction in long-term economic growth in the regions in which we operate.

•	Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.

•	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.

•	Continued increase in mobile phone industry penetration in the Canadian market.

•	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.

•	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU.

•	Continued pressure on mobile products and services acquisition and retention expenses, arising from gross loading and customer renewal volumes, competitive intensity and changes in customer preferences, resulting in the effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing being a net cash outflow of approximately $150 million to $250 million (2024 actual – $201 million net cash outflow). Continued connected devices growth, as our IoT offerings diversify and expand.

•	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or unlimited data usage, and expansion of our broadband infrastructure, healthcare solutions, agriculture and consumer goods solutions and home and business security offerings.

•	Continued erosion of residential voice revenue as a result of technological substitution and greater use of inclusive long distance.

•

Continued growth of health services revenue and expansion of our diverse portfolio of services through business acquisitions. We anticipate being able to generate cross-selling opportunities between our business units and rising customer demand for digital health solutions, preventative and precision health services, and growth in employer offerings as more employers provide benefits to their team members. We expect this growth to be partially offset by higher operating costs associated with growth related to scaling our digital health offerings, with a focus on deploying value-added services effectively and optimizing efficiency.

•	Continued expansion of our agriculture and consumer goods services business through business acquisitions and organic growth.

•	Continued scaling of growth and profitability in TELUS Digital supported by our differentiated digital customer experience solutions and continued optimization of the cost structure, enabled by automation and generative AI solutions and investments in sales capacity and capabilities to expand engagement with existing and new clients.

•

Continuation of our digitization efforts to simplify the many ways our customers do business with us, introduce new products and services, respond to customer and market needs, and provide highly reliable service.

•	Employee defined benefit pension plans: current service costs of approximately $59 million recorded in Employee benefits expense, $3 million recorded in Employee benefits expense for past service costs and interest expense of approximately $11 million recorded in Financing costs; a rate of 4.65% for discounting the obligation and a rate of 4.80% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $20 million.

•	Restructuring and other costs of approximately $400 million (2024 actual – $493 million) for ongoing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, rising costs of subscriber growth and retention, and integration costs associated with business acquisitions. We expect total cash restructuring and other disbursements of approximately $500 million in 2025.

•	Depreciation and Amortization of intangible assets of approximately $4.0 billion to $4.2 billion (2024 actual – $4.0 billion).

•	Net cash Interest paid of approximately $1.3 billion to $1.4 billion (2024 actual – $1.3 billion).

•	Income taxes computed at an applicable statutory rate of 24.5 to 25.1% and cash income tax payments of approximately $500 million to $580 million (2024 actual – $358 million).

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The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2024 MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Digital, TELUS Health and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

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o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for our services.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

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•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

o	our plan to reduce the discount offered under dividend re-investment plan in 2026 and to eliminate the discount contemporaneously with achieving a net debt to EBITDA ratio of approximately 3 times in 2027 is also subject to the evaluation of this metric, general market conditions and our financial condition by our Board of Directors.

o	TELUS Digital’s ability to achieve targets or other guidance regarding its business, which if not achieved could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

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o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, long-term debt prepayment premium and other adjustments (identified in the following tables). Effective for 2024, with retrospective application, we have revised our definition of adjusted Net income to remove other equity (income) losses related to real estate joint ventures to conform with the way management currently evaluates performance. Adjusted basic earnings per share is calculated as adjusted net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

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Reconciliation of adjusted Net income

	Three months ended December 31
C$ and in millions	2024	2023
Net income attributable to Common Shares	358	288
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	60	140
Tax effects of restructuring and other costs	(13)	(37)
Real estate rationalization-related restructuring impairments	(20)	8
Tax effect of real estate rationalization-related restructuring impairments	5	(2)
Income tax-related adjustments	(11)	(13)
Unrealized changes in virtual power purchase agreements forward element	3	(59)
Tax effect of unrealized changes in virtual power purchase agreements forward element	(2)	16
Adjusted Net income	380	341

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$	2024	2023
Basic EPS	0.24	0.20
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.04	0.09
Tax effect of restructuring and other costs, per share	(0.01)	(0.02)
Real estate rationalization-related restructuring impairments, per share	(0.01)	0.01
Income tax-related adjustments, per share	(0.01)	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share	—	(0.04)
Tax effect of unrealized changes in virtual power purchase agreements forward element	—	0.01
Adjusted basic EPS	0.25	0.24

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

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EBITDA and Adjusted EBITDA reconciliations

Three-month periods ended	TTech		TELUS Digital		Eliminations		Total
December 31 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							320	310
Financing costs							321	278
Income taxes							118	76
EBIT	768	535	7	129	(16)	—	759	664
Depreciation	562	615	56	50	—	—	618	665
Amortization of intangible assets	330	316	63	60	—	—	393	376
EBITDA	1,660	1,466	126	239	(16)	—	1,770	1,705
Add restructuring and other costs included in EBITDA	51	132	17	10	—	—	68	142
Adjusted EBITDA	1,711	1,598	143	249	(16)	—	1,838	1,847

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

Three-month periods ended December 31 (C$	TTech		TELUS Digital		Eliminations		Total
millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	1,711	1,598	143	249	(16)	—	1,838	1,847
Capital expenditures	(520)	(497)	(47)	(36)	16	—	(551)	(533)
Adjusted EBITDA less capital expenditures	1,191	1,101	96	213	—	—	1,287	1,314

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

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Free cash flow calculation

	Three months ended December 31
C$ millions	2024	2023
EBITDA	1,770	1,705
Restructuring and other costs, net of disbursements	(39)	16
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	(230)	(175)
Effects of lease principal (IFRS 16 impact)	(158)	(144)
Items from the statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	42	22
Net employee defined benefit plans expense	23	26
Employer contributions to employee defined benefit plans	(6)	(5)
Loss from equity accounted investments and other	5	26
Interest paid	(319)	(308)
Interest received	3	12
Capital expenditures[1] (excluding acquisition from related party)	(458)	(533)
Capital expenditure for acquisition from related party	(93)	—
Related part construction credit facility repayment made concurrent with capital expenditure for acquisition from related party	94	—
Free cash flow before income taxes	634	642
Income taxes paid, net of refunds	(100)	(47)
Free cash flow	534	595

Reconciliation of free cash flow with Cash provided by operating activities

	Three months ended December 31
C$ millions	2024	2023
Free cash flow	534	595
Add (deduct):
Capital expenditures[1]	551	533
Effects of lease principal	158	144
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(166)	42
Cash provided by operating activities	1,077	1,314

(1)	Refer to Note 31 of the consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

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Appendix

Operating revenues and other income – TTech segment

C$ millions	Three months ended December 31		Per cent
(unaudited)	2024	2023	change
Mobile network revenue	1,758	1,759	(0.1)
Mobile equipment and other service revenues	776	697	11.3
Fixed data services(1)	1,196	1,156	3.5
Fixed voice services	173	188	(8.0)
Fixed equipment and other service revenues	127	109	16.5
Health services	475	432	10.0
Agriculture and consumer goods services	117	101	15.8
Operating revenues (arising from contracts with customers)	4,622	4,442	4.1
Other income	52	15	n/m
External Operating revenues and other income	4,674	4,457	4.9
Intersegment revenues	3	3	-
TTech Operating revenues and other income	4,677	4,460	4.9

(1)	Excludes health services and agriculture and consumer goods services.

Operating revenues and other income – TELUS digital experience segment

C$ millions	Three months ended December 31		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	709	714	(0.7)
Other income	(2)	27	n/m
External Operating revenues and other income	707	741	(4.6)
Intersegment revenues	260	228	14.0
TELUS Digital Operating revenues and other income	967	969	(0.2)

Notations used in the tables above: n/m – not meaningful.

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About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue and connecting more than 20 million customers through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing 76 million lives worldwide through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS and our 140,000 team members have contributed $1.7 billion and volunteered 2.2 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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